June 21, 2012

Mr. Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

101 F Street, N.E.

Washington, D.C. 20549-4628

Mail Stop 4628

Re:	Anadarko Petroleum Corporation (the “Company” or “Anadarko”)

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 21, 2012

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Filed April 30, 2012

File No. 1-08968

Dear Mr. Horowitz:

We are providing the following response to the comment letter dated June 13, 2012, from the staff of the Division of Corporation Finance (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”) regarding our response letter filed with the Staff on May 29, 2012. The comment letter requests information from the Company regarding our Form 10-K for Fiscal Year Ended December 31, 2011 (“Form 10-K”) and our Form 10-Q for Fiscal Quarter Ended March 31, 2012 (“Form 10-Q”). The response provided below corresponds to the Staff’s comment, which has been reproduced herein for ease of reference.

Based on our review of the Staff’s comment letter, and as further described herein, we believe that our Form 10-K and Form 10-Q are materially accurate and, accordingly, that an amendment is not necessary.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Form 10-K and Form 10-Q; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Ethan Horowitz

United States Securities and Exchange Commission

June 21, 2012

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 9 – Contingencies, page 15

Deepwater Horizon Events, page 16

Penalties and Fines, page 16

1.	We note your response to comment 2 in our letter dated May 22, 2012 further explains the basis for your assertion that civil penalties under Section 311 of the Clean Water Act are deemed to be probable, but not estimable. Please provide us with additional information explaining the procedures you undertake on a periodic basis to attempt to develop an estimated loss. In addition, please tell us when you expect the primary factors you have identified as preventing the estimation of a penalty (e.g., the subjective nature of the statute, the preliminary status of the proceeding, etc.) to be alleviated.

Response: In order to assess whether a range of potential loss for Clean Water Act (CWA) penalties can be estimated, representatives from Anadarko’s legal and accounting departments meet to discuss relevant developments in the case. During the course of these meetings, the current status of the case is discussed and analyzed, with specific questions posed by the accounting department to the legal department in order to assess whether the current facts are sufficient to support the formulation and disclosure of a reasonable estimate of potential loss. Where appropriate, the legal department consults with external counsel concerning its analysis and conclusions regarding factual developments in the case, court actions, and the impact of any correspondence with the U.S. government. The above-described meetings are held at least quarterly, and more often on an as-needed basis if factors evolve that could impact the Company’s CWA penalty disclosure and contingent loss accrual.

Specifically, in evaluating the Company’s position regarding uncertainty surrounding a potential CWA penalty assessment, management routinely considers the operative language of the statute, the underlying facts and circumstances surrounding the alleged violations, and the rulings and determinations of the trial court. The uncertainty introduced by these items is compounded by a lack of standard, presumed, or minimum penalty assessments for CWA violations. Instead, a District court must review the unique facts of an alleged violation and apply one or more subjective penalty factors listed in the CWA to derive a proposed assessment. These factors include traditional penalty considerations as well as the review of any other fact “as justice may require.” Courts

Mr. Ethan Horowitz

United States Securities and Exchange Commission

June 21, 2012

(including the U.S. Supreme Court) and the U.S. EPA have characterized this process as “highly discretionary.”1

Events or factors that could alleviate Anadarko’s current inability to estimate a range of potential losses related to CWA penalties include (a) an assessment by the U.S. Department of Justice (DOJ), (b) a ruling by a court of competent jurisdiction, or (c) the initiation of substantive settlement negotiations between the Company and the DOJ. The Company believes that the above-described events or factors would likely overcome the current uncertainty attributable to the subjective nature of the statute and the preliminary status of the proceeding. However, the timing of these events is not within the Company’s control, which prevents the Company from predicting the events’ timing and likely outcome.

* * * * *

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-7021 or by facsimile at (832) 636-7008.

Very truly yours,

/s/ ROBERT G. GWIN

ROBERT G. GWIN

cc:	H. Paulett Eberhart, Chairperson, Audit Committee

Christopher O. Champion, KPMG LLP

David P. Oelman, Vinson & Elkins L.L.P.

D. Alan Beck, Jr., Vinson & Elkins L.L.P.

[1]

See generally, Tull v. United States, 481 U.S. 412, 413 (1987) (Supreme Court stating that by enacting the Clean Water Act, Congress delegated to the courts the right to fix penalty amounts and to make “highly discretionary calculations that take into account multiple factors”); see also Leslie Salt Co. v. United States, 55 F.3d 1388, 1397 (9th Cir. 1995) (“District courts retain the broad discretion to set a penalty commensurate with the defendant’s culpability. Indeed, in its consideration of the seriousness of a defendant’s violations and ‘such other matters as justice may require,’ the district court could assess a civil penalty of only a nominal amount.”); United States v. Righter, No. 1:08-cv-0670, 2010 WL 4977046, at *1 (M.D. Pa. Dec. 2, 2010) (district courts “are afforded wide discretion in setting the amount of the penalty within the statutorily prescribed maximum”).